Exhibit (d)(29)(a)

AMENDMENT TO SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

BLACKROCK INVESTMENT MANAGEMENT, LLC

THIS AMENDMENT is made as of November 1, 2018 to the Investment Sub-Advisory Agreement dated March 21, 2016 (the “Agreement”), between Transamerica Asset Management, Inc. and BlackRock Investment Management, LLC (the “Sub-Adviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	Section 2. Section 2 of the Agreement is hereby amended to add the following:

The Subadviser may, as permitted by rule, regulation or position of the staff of the SEC, utilize the personnel of its affiliates, including foreign affiliates, in providing services under this Agreement, provided that the Subadviser remains solely responsible for the provision of services under this Agreement.

2.

Schedule A. Schedule A to the Agreement is hereby deleted and replaced with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Investment Sub-Advisory Agreement dated March 21, 2016 is confirmed and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of November 1, 2018.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Director, Investments

BLACKROCK INVESTMENT MANAGEMENT, LLC

By:	/s/ Michael Ferraro
Name:	Michael Ferraro
Title:	Director

SCHEDULE A

As of November 1, 2018

Fund	Investment Subadvisory Fee*
Transamerica BlackRock Smart Beta 40 VP	0.05%
Transamerica BlackRock Smart Beta 50 VP	0.05%
Transamerica BlackRock Smart Beta 75 VP	0.05%
Transamerica BlackRock Equity Smart Beta 100 VP	0.05%

*	As a percentage of average daily net assets on an annual basis.

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